
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 20, 2006

Mr. Thomas L. Millner
President and Chief Executive Officer
Remington Arms Company, Inc.
870 Remington Drive
P.O. Box 700
Madison, NC 27025-0700

> **RE: Remington Arms Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed April 4, 2006**
> **File No. 033-74194-01**

Dear Mr. Millner:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. We note that your net sales have steadily increased each year since 2003. We also note that your gross profit percentage has steadily decreased over this three year period. In addition, we note that in the most recent year and in all years presented (if you disregard the asset sale in 2004), your cash used in operations and investing has required substantial additional borrowings from your Credit Facility. Although we agree that the Executive Overview, the Developments and Highlights section, and the Business Overview, offer useful information in the general sense, it would be helpful if your discussions about the changes in operations provided more details concerning your views as to the underlying reasons for the changes and your views concerning the future expectations regarding those changes.

   In future filings, please expand the discussion in your Results of Operations section to allow your readers to better understand the underlying economic and business reasons for the changes in your business from management's perspective. For example,
   - Explain why you believe your firearms business had higher sales volumes of centerfire rifles and lower sales volumes of shotguns. Discuss your views about the future impact of this trend;
   - Disclose why you believe the ammunition business had lower sales volumes of shotshell ammunition, and your views about the future of this trend;
   - If material in the future, provide a separate discussion and analysis for sales and cost of goods sold for your All Other segment rather than repeat identical bullet points to explain your results within this segment.
   - To the extent possible, quantify the reasons for the various fluctuations within your business operations. For example, it would be helpful to specifically quantify the impact of higher material and energy costs.

   Finally, if would also be helpful to address the systemic increases in accounts receivable and inventory in light of your sales practices and seasonality. Rather than describing these factors in general, readers would be interested in any long-term view and/or strategy to mitigate these factors if they were to become consistent issues for your business. Refer to guidance presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Form 10-K/A for the fiscal year ended December 31, 2005

Note 7 – Concentrations of Credit Risk, page 19

2. We note your disclosure on page 19 that other than Wal-Mart, one other customer comprised approximately 18% of your outstanding accounts receivable balance at December 31, 2005. In consideration of your disclosure that no other customer besides Wal-Mart accounted for more than 10% of your sales, please explain to us the reason for this significant account receivables balance for this one other customer at year-end. In your response, explain how you determined that your allowance for doubtful accounts balance of $0.5 million is sufficient to cover this balance as well as the amount that has been received from this customer subsequent to year-end.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant